Form SB-2

General

1.  Please include page numbers in the amended registration statement and in all filings with the Commission. To expedite the comment process, page references in this letter relate to our internal page numbering.

                            2. Please update the financial information included in the document to     comply with item 310(g) of Regulation S-B.

                            Special Note Regarding Forward-Looking Statements. page 13

                     3.  Please remove the reference to the Private Securities Litigation Reform Act of 1995. As a penny stock issuer, you are not entitled to rely on the sate harbors for forward looking statements under the PSLRA.

                             Selling Shareholders, page 14

 4.  Expand the Selling Shareholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the
     Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

                              Plan of Distribution, page 14

                             5.  We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

                               Signatures, page 65

  6.  The registration does not appear to have been signed by the individuals named on this page. Please ensure that in your next amendment this page is adequately signed and dated.